Filed Pursuant to Rule 424(b)(2)
File No. 333-180728

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated August 1, 2013

PRICING SUPPLEMENT No. 355 dated August     , 2013

(To Product Supplement No. 7 dated September 10, 2012,

Prospectus Supplement dated April 13, 2012

and Prospectus dated April 13, 2012)

Wells Fargo & Company Medium-Term Notes, Series K Upside Participation ETF Linked Notes (Averaging)
Market Linked Notes Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

■	Linked to the Vanguard Total Stock Market Index Fund

■

Potential for a positive return at maturity based on the percentage increase, if any, from the starting price of the Fund to the average ending price. The payment at maturity will reflect the following terms:

■

If the average ending price is greater than the starting price, you will receive the original offering price plus a positive return at maturity equal to 100% to 110% (to be determined on the pricing date) of the percentage increase from the starting price to the average ending price

■ If the average ending price is less than the starting price, you will receive the original offering price at maturity, but you will not receive any positive return on your investment

■	Average ending price of the Fund based on the average of fund closing prices of the Fund on specified dates occurring quarterly during the term of the notes

■	Repayment of the original offering price at maturity regardless of Fund performance

■	All payments on the notes are subject to the credit risk of Wells Fargo & Company

■	No periodic interest payments or dividends

■	No exchange listing; designed to be held to maturity

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” herein on page PRS-7 and “Risk Factors” in the accompanying product supplement.

The notes are unsecured obligations of Wells Fargo & Company and all payments on the notes are subject to the credit risk of Wells Fargo & Company. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo

Per Note	$1,000.00	$15.00	$985.00
Total

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $30.00 per note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $60.00 per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly-owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Investment Description

The Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020 are senior unsecured debt securities of Wells Fargo & Company that provide:

(i)	the possibility of a positive return at maturity if, and only if, the average ending price of the Vanguard Total Stock Market Index Fund (the “Fund”) is greater than the starting price of the Fund; and

(ii)	repayment of principal regardless of the performance of the Fund.

All payments on the notes are subject to the credit risk of Wells Fargo.

The Fund is an exchange traded fund that seeks to track the CRSP US Total Market Index (an equity index that is designed to measure the overall United States stock market).

You should read this pricing supplement together with product supplement no. 7 dated September 10, 2012, the prospectus supplement dated April 13, 2012 and the prospectus dated April 13, 2012 for additional information about the notes. Information included in this pricing supplement supersedes information in the product supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the product supplement.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

■	Product Supplement No. 7 dated September 10, 2012, filed with the SEC on September 10, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512385940/d407901d424b2.htm

■	Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012 filed with the SEC on April 13, 2012:

http://www.sec.gov/Archives/edgar/data/72971/000119312512162780/d256650d424b2.htm

The notes are not sponsored, endorsed, sold or promoted by Vanguard Index Funds (the “Vanguard Trust”), The Vanguard Group, Inc. (the “Vanguard Group”), the University of Chicago or the University of Chicago’s Center for Research in Security Prices. None of the Vanguard Trust, the Vanguard Group, the University of Chicago or the University of Chicago’s Center for Research in Security Prices makes any representations or warranties to the holders of the notes or any member of the public regarding the advisability of investing in the notes. None of the Vanguard Trust, the Vanguard Group, the University of Chicago or the University of Chicago’s Center for Research in Security Prices will have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the notes or in connection with Wells Fargo & Company’s use of information about the Vanguard Total Stock Market Index Fund.

PRS-2

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Investor Considerations

We have designed the notes for investors who:

■	seek exposure to the average upside performance of the Fund, without exposure to any decline in the Fund, by:

☐ participating 100% to 110% (to be determined on the pricing date) in the percentage increase, if any, in the value of the Fund from the starting price to the average ending price, where the average ending price is based on the average of fund closing prices of the Fund on specified dates occurring quarterly during the term of the notes; and

☐ providing for the repayment of principal at maturity regardless of the performance of the Fund;

■	understand that if the average ending price of the Fund is not greater than the starting price, they will not receive any positive return on their investment in the notes;

■	are willing to forgo interest payments on the notes and dividends on shares of the Fund; and

■	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

■	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

■	seek certainty of receiving a return on their investment;

■	seek exposure to the upside performance of the Fund as measured solely from the pricing date to a date near stated maturity;

■	seek current income;

■	are unwilling to accept the risk of exposure to the United States equity markets;

■	seek exposure to the Fund but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;

■	are unwilling to accept the credit risk of Wells Fargo to obtain exposure to the Fund generally, or to the exposure to the Fund that the notes provide specifically; or

■	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

PRS-3

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Terms of the Notes

Market Measure:	The Vanguard Total Stock Market Index Fund.

Pricing Date:	August 30, 2013.*

Issue Date:	September 9, 2013.* (T+5)

Original Offering Price:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a face amount of $1,000.

Redemption Amount:	The “redemption amount” per note will equal: • if the average ending price is greater than the starting price: $1,000 plus:
[	$1,000 x	[	average ending price –starting price starting price	]	x participation rate	]	; or
• if the average ending price is less than or equal to the starting price: $1,000.

Stated Maturity Date:	March 6, 2020*, subject to postponement if a market disruption event occurs or is continuing on the final calculation day.

Starting Price:	, the fund closing price of the Fund on the pricing date.

Average Ending Price:	The “average ending price” will be the arithmetic average of the fund closing prices of the Fund on the calculation days.

Participation Rate:	The “participation rate” is 100% to 110% (to be determined on the pricing date).

Calculation Days:

Quarterly, on the last trading day of each February, May, August and November, commencing November 2013 and ending February 2020*. A calculation day is subject to postponement due to the occurrence of a market disruption event.

Calculation Agent:	Wells Fargo Securities, LLC

Material Tax Consequences:

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. We urge you to read the discussion on page PS-20 of the product supplement for a more detailed discussion of the rules governing contingent payment debt instruments, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

In addition, if you are a not a United States holder, as that term is defined on page PS-20 of the product supplement, you should review the discussion set forth under “United States Federal Income Tax Considerations—Non-United States Holders” on page PS-23 of the product supplement.

In addition, withholding under section 1471 of the Code (“FATCA withholding”) (as described under “United States Federal Income Tax Considerations—Withholdable Payments to Foreign Financial Institutions and Other Foreign Entities” on page PS-23 of the product supplement), will not apply to obligations that are issued before July 1, 2014; therefore, the notes will not be subject to FATCA withholding.

*

To the extent that we make any change to the expected pricing date or expected issue date, the calculation days and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

PRS-4

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Terms of the Notes (Continued)

Comparable Yield and Projected Payment Schedule:

Under the rules governing contingent payment debt instruments, you will generally be required to accrue interest on the notes in accordance with the comparable yield for the notes. We have determined that the comparable yield for the notes is equal to % per annum, compounded semi-annually, with a single projected payment at maturity of $ based on an investment of $1,000. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar-year basis, we have determined that you will generally be required to include the following amount of ordinary income for each $1,000 investment in the notes each year, subject to the adjustments described below to reflect the actual payment in the year in which the notes mature:

	Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Issue Date (per $1,000 note) as of End of Accrual Period
	Issue Date through December 31, 2013	$	$
	January 1, 2014 through December 31, 2014	$	$
	January 1, 2015 through December 31, 2015	$	$
	January 1, 2016 through December 31, 2016	$	$
	January 1, 2017 through December 31, 2017	$	$
	January 1, 2018 through December 31, 2018	$	$
	January 1, 2019 through December 31, 2019	$	$
	January 1, 2020 through Stated Maturity Date	$	$

However, in 2020, the amount of ordinary income that you will be required to pay taxes on from owning each $1,000 of notes may be greater or less than $        , depending upon the amount you receive on the stated maturity date. If the amount you receive on the stated maturity date is greater than $         for each $1,000 investment in the notes, you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2020 by an amount that is equal to such excess. Conversely, if the amount you receive on the stated maturity date is less than $         for an investment of $1,000, you would be required to make a negative adjustment. If the amount of such difference is less than or equal to $        , the negative adjustment would decrease the amount of ordinary income that you recognize in 2020 by an amount equal to such difference. If the amount of such difference is greater than $        , that is, the amount you receive on the stated maturity date is less than $         for each $1,000 investment in the notes, you would recognize an ordinary loss in 2020. See “United States Federal Income Tax Considerations” on page PS-20 of the product supplement.

Agent:

Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $15.00 per note. Such securities dealers may include Wells Fargo Advisors, LLC (“WFA”), one of our affiliates. In addition to any sales concession paid to WFA, WFA will receive up to $2.25 of the structuring and development costs discussed on the cover page hereof for each note it sells.

Denominations:	$1,000 and any integral multiple of $1,000.
CUSIP:	94986RQX2

PRS-5

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per note (the redemption amount) calculated as follows:

PRS-6

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Selected Risk Considerations

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the “Risk Factors” section of the product supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances. The index underlying the Fund is sometimes referred to as the “underlying index.”

•

You May Not Receive Any Positive Return On Your Investment In The Notes. Any amount you receive on the notes at stated maturity in excess of the original offering price will depend on the percentage increase, if any, in the average ending price of the Fund relative to the starting price. Because the price of the Fund will be subject to market fluctuations, the average ending price may be less than the starting price, in which case you will only receive the original offering price of your notes at stated maturity. Even if the average ending price is greater than the starting price, the amount you receive at stated maturity may only be slightly greater than the original offering price, and your yield on the notes may be less than the yield you would earn if you bought a traditional interest-bearing debt security of Wells Fargo or another issuer with a similar credit rating with the same stated maturity date.

•

No Periodic Interest Will Be Paid On The Notes, But You Will Be Required To Accrue Interest Income Over The Term Of The Notes. No periodic payments of interest will be made on the notes. However, the notes will be treated as debt instruments subject to special rules governing contingent payment obligations. Accordingly, if you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the notes based on the comparable yield and the projected payment schedule for the notes. The comparable yield and projected payment schedule are determined solely to calculate the amounts you will be taxed on prior to maturity and are neither a prediction nor a guarantee of what the actual redemption amount will be. See “United States Federal Income Tax Considerations.”

•

The Average Ending Price Will Be Based On The Average Of Fund Closing Prices Of The Fund On Calculation Days Occurring Quarterly During The Term Of The Notes And Therefore May Be Less Than The Fund Closing Price Of The Fund At Stated Maturity. For purposes of determining the redemption amount you receive at stated maturity, the performance of the Fund will be measured based on the percentage change from the starting price to the average ending price. The average ending price will be calculated by reference to an average of the fund closing prices of the Fund on calculation days occurring quarterly over the term of the notes. The average ending price, as so calculated, may be less than the fund closing price of the Fund at or near stated maturity, and as a result, the redemption amount you receive at stated maturity may be less than the amount you would receive if the redemption amount was based solely on the fund closing price of the Fund on a date at or near stated maturity.

You should understand, in particular, that if the fund closing price of the Fund is greater at or near stated maturity than it was, on average, on the calculation days occurring quarterly over the term of the notes, the notes will underperform the actual return on the Fund. For example, if the fund closing price of the Fund increases at a more or less steady rate over the term of the notes, the average ending price of the Fund will be less than the fund closing price of the Fund at or near stated maturity, and the notes will underperform the actual return on the Fund. This underperformance will be especially significant if there is a significant increase in the fund closing price of the Fund later in the term of the notes. In addition, because of the way the average ending price is calculated, it is possible that you will not receive any positive return on your investment at stated maturity even if the fund closing price of the Fund at or near stated maturity is significantly greater than the fund closing price of the Fund on the pricing date. One scenario in which this may occur is when the fund closing price of the Fund declines early in the term of the notes and increases significantly later in the term of the notes. You should not invest in the notes unless you understand and are willing to accept the return characteristics associated with the averaging feature of the notes.

•

The Notes Are Subject To The Credit Risk Of Wells Fargo. The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness and actual or anticipated decreases in our credit ratings may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

•

The Agent Discount, Structuring And Development Costs, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes. Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, structuring and development costs, offering expenses and the projected profit that our hedge counterparty

PRS-7

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Selected Risk Considerations (Continued)

(which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the participation rate and by the market and other conditions discussed in the next risk consideration.

•

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways. The value of the notes prior to stated maturity will be affected by the price of the Fund on any prior calculation days, the then-current price of the Fund, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes: Fund performance; interest rates; volatility of the Fund; time remaining to maturity; dividend yields on the securities included in the Fund; events involving companies included in the Fund; and our credit ratings, financial condition and results of operation.

•

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop. The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes. If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

•	The Amount You Receive On The Notes Will Depend Upon The Performance Of The Fund And Therefore The Notes Are Subject To The Following Risks, As Discussed In More Detail In The Product Supplement:

•

Your Return On The Notes Could Be Less Than If You Owned The Shares Of The Fund. Your return on the notes will not reflect the return you would realize if you actually owned the shares of the Fund because, among other reasons, the redemption amount will be determined by reference only to the average ending price of the Fund, which will be calculated by reference only to the fund closing prices of a share of the Fund without taking into consideration the value of dividends and other distributions paid on such share.

•	Historical Prices Of The Fund Or The Securities Included In The Fund Should Not Be Taken As An Indication Of The Future Performance Of The Fund During The Term Of The Notes.

•	Changes That Affect The Fund Or The Underlying Index May Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Fund Or The Underlying Index.

•	We And Our Affiliates Have No Affiliation With The Sponsor Of The Fund Or The Sponsor Of The Underlying Index And Have Not Independently Verified Their Public Disclosure Of Information.

•

An Investment Linked To The Shares Of The Fund Is Different From An Investment Linked To The Underlying Index. The performance of the shares of the Fund may not exactly replicate the performance of the underlying index because the Fund may not invest in all of the securities included in the underlying index and because the Fund will reflect transaction costs and fees that are not included in the calculation of the underlying index. The Fund may also hold securities or derivative financial instruments not included in the underlying index. It is also possible that the Fund may not fully replicate the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. In addition, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the value of a share of the Fund may differ from the net asset value per share of the Fund. As a result, the performance of the Fund may not correlate perfectly with the performance of the underlying index, and the return on the notes based on the performance of the Fund will not be the same as the return on securities based on the performance of the underlying index.

PRS-8

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Selected Risk Considerations (Continued)

•	You Will Not Have Any Shareholder Rights With Respect To The Shares Of The Fund.

•	Anti-dilution Adjustments Relating To The Shares Of The Fund Do Not Address Every Event That Could Affect Such Shares.

•	The Calculation Agent Can Postpone The Stated Maturity Date If A Market Disruption Event Occurs.

•

Potential Conflicts Of Interest Could Arise Between You And Us. One of our affiliates will be the calculation agent for purposes of determining, among other things, the starting price and the average ending price, calculating the redemption amount, determining whether adjustments should be made to the adjustment factor, determining whether adjustments should be made to the average ending price and determining whether a market disruption event has occurred. In addition, we or one or more of our affiliates may, at present or in the future, publish research reports on the Fund or the underlying index or the companies whose securities are included in the Fund or the underlying index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the price of the Fund or the closing price of securities included in the underlying index and, therefore, the value of the notes. In addition, we or one or more of our affiliates may, at present or in the future, engage in business with the companies whose securities are included in the Fund or the underlying index. These activities may present a conflict between us and our affiliates and you.

•	Trading And Other Transactions By Us Or Our Affiliates Could Affect The Price Of The Fund, Prices Of Securities Included In The Fund Or The Value Of The Notes.

PRS-9

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Hypothetical Returns

The following table illustrates, for a hypothetical participation rate of 105% (the midpoint of the specified range of the participation rate) and a range of hypothetical average ending prices of the Fund:

•	the hypothetical percentage change from the hypothetical starting price to the hypothetical average ending price;

•	the hypothetical redemption amount payable at stated maturity per note;

•	the hypothetical total pre-tax rate of return; and

•	the hypothetical pre-tax annualized rate of return.

Hypothetical average ending price	Hypothetical percentage change from the hypothetical starting price to the hypothetical average ending price	Hypothetical redemption amount payable at stated maturity per note	Hypothetical pre-tax total rate of return	Hypothetical pre-tax annualized rate of return(1)
$130.86	50.00%	$1,525.00	52.50%	6.61%
$122.14	40.00%	$1,420.00	42.00%	5.47%
$113.41	30.00%	$1,315.00	31.50%	4.26%
$104.69	20.00%	$1,210.00	21.00%	2.96%
$100.33	15.00%	$1,157.50	15.75%	2.27%
$95.96	10.00%	$1,105.00	10.50%	1.54%
$87.24(2)	0.00%	$1,000.00	0.00%	0.00%
$82.88	-5.00%	$1,000.00	0.00%	0.00%
$78.52	-10.00%	$1,000.00	0.00%	0.00%
$69.79	-20.00%	$1,000.00	0.00%	0.00%
$68.92	-21.00%	$1,000.00	0.00%	0.00%
$61.07	-30.00%	$1,000.00	0.00%	0.00%
$52.34	-40.00%	$1,000.00	0.00%	0.00%
$43.62	-50.00%	$1,000.00	0.00%	0.00%
$21.81	-75.00%	$1,000.00	0.00%	0.00%
$0.00	-100.00%	$1,000.00	0.00%	0.00%
(1)	The annualized rates of return are calculated on a semi-annual bond equivalent basis with compounding.
(2)	The hypothetical starting price. The actual starting price will be determined on the pricing date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax rates of return will depend on the actual starting price and average ending price and the actual participation rate.

PRS-10

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Hypothetical Payments at Stated Maturity

Set forth below are four examples of payment at stated maturity calculations (rounded to two decimal places), reflecting a hypothetical participation rate of 105% (the midpoint of the specified range for the participation rate) and assuming hypothetical starting prices and average ending prices as indicated in the examples. In order to more clearly present the hypothetical movements of the Fund, the graphs accompanying the hypothetical calculations use different scales for the fund closing prices on the vertical axis.

Example 1. The Fund generally appreciates earlier in the term of the notes and depreciates later in the term of the notes, and the redemption amount is greater than the original offering price:

Hypothetical starting price: $87.24

Hypothetical average ending price: $127.64

Since the hypothetical average ending price is greater than the hypothetical starting price, the redemption amount would equal:

$1,000 + [	$1,000	x [	$127.64 – $87.24 $87.24	] x 105%]	= $1,486.24

On the stated maturity date you would receive $1,486.24 per note.

This example illustrates a scenario in which the averaging feature results in a greater return at maturity than a return based solely on the fund closing price of the Fund on a date near maturity. In this scenario, the fund closing price of the Fund increases early in the term of the notes, remains consistently above the starting price for a significant period of time and then decreases to a price below the average ending price near maturity of the notes. Note that, as Example 2 illustrates, there are other scenarios in which the averaging approach would result in a lower return at maturity.

PRS-11

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Hypothetical Payments at Stated Maturity (Continued)

Example 2. The Fund generally depreciates earlier in the term of the notes and appreciates later in the term of the notes, and the redemption amount is equal to the original offering price:

Hypothetical starting price: $87.24

Hypothetical average ending price: $86.25

Since the hypothetical average ending price is less than the hypothetical starting price, the redemption amount would equal the original offering price.

On the stated maturity date you would receive $1,000 per note.

This example illustrates a scenario in which the averaging feature results in a lower return at maturity than a return based solely on the fund closing price of the Fund on a date near maturity. In this scenario, the fund closing price of the Fund decreases early in the term of the notes, remains consistently below the starting price for a significant period of time and then increases later in the term of the notes, with a price near maturity of the notes that is greater than the starting price and the average ending price. Although the fund closing price of the Fund near maturity is significantly greater than the starting price, you would not receive any return on your notes.

PRS-12

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Hypothetical Payments at Stated Maturity (Continued)

Example 3. The Fund generally appreciates over the term of the notes, and the redemption amount is greater than the original offering price:

Hypothetical starting price: $87.24

Hypothetical average ending price: $150.15

Since the hypothetical average ending price is greater than the hypothetical starting price, the redemption amount would equal:

$1,000 + [	$1,000	x [	$150.15 – $87.24 $87.24	] x 105%]	= $1,757.17

On the stated maturity date you would receive $1,757.17 per note.

This example illustrates a scenario in which the averaging feature results in a lower return at maturity than a return based solely on the fund closing price of the Fund on a date near maturity. In this scenario, the fund closing price of the Fund steadily increases over the term of the notes, resulting in a fund closing price near maturity that is greater than the average ending price.

PRS-13

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

Hypothetical Payments at Stated Maturity (Continued)

Example 4. The Fund generally depreciates over the term of the notes, and the redemption amount is equal to the original offering price:

Hypothetical starting price: $87.24

Hypothetical average ending price: $64.64

Since the hypothetical average ending price is less than the hypothetical starting price, the redemption amount would equal the original offering price.

On the stated maturity date you would receive $1,000 per note.

This example illustrates that the notes provide for the repayment of principal at maturity even in scenarios in which the average ending price of the Fund is less than the starting price.

To the extent that the starting price, average ending price and the actual participation rate differ from the values assumed above, the results indicated above would be different.

PRS-14

Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

The Vanguard Total Stock Market Index Fund

The Fund is issued by Vanguard Index Funds, a registered investment company. The Fund is an exchange traded fund that seeks to track the CRSP US Total Market Index, an equity index that is designed to measure the overall United States stock market. According to publicly available information, the Fund began seeking to track the CRSP US Total Market Index on June 3, 2013. The Fund previously sought to track the MSCI US Broad Market Index. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 002-56846 and 811-02652 and can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this pricing supplement. The Fund is listed on the NYSE Arca, Inc. (“NYSE Arca”) under the ticker symbol “VTI.”

This pricing supplement relates only to the notes offered hereby and does not relate to the Fund. We have derived all disclosures contained in this pricing supplement regarding the Fund from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Fund. Neither we nor the agent has independently verified the accuracy or completeness of any information with respect to the Fund in connection with the offer and sale of notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Fund (and therefore the price of the Fund at the time we price the notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Fund could affect the payment at maturity with respect to the notes and therefore the trading prices of the notes.

We and/or our affiliates may presently or from time to time engage in business with the Fund. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Fund, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the Fund. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The CRSP US Total Market Index

We obtained all information contained in this pricing supplement regarding the CRSP US Total Market Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, the Center for Research in Security Prices (“CRSP”), the sponsor of the CRSP US Total Market Index. CRSP has no obligation to continue to publish, and may discontinue publication of, the CRSP US Total Market Index at any time. Neither we nor the agent has independently verified the accuracy or completeness of any information with respect to the CRSP US Total Market Index in connection with the offer and sale of the notes.

The CRSP US Total Market Index is a float-adjusted market capitalization index that is designed to represent investable U.S. equity securities. The CRSP US Total Market Index generally includes listed equity securities, including common stocks and real estate investment trusts (“REITs”), of U.S.-incorporated or U.S.-headquartered companies traded on the New York Stock Exchange (“NYSE”), NYSE MKT, NASDAQ or NYSE Arca exchanges.

Index Composition

Eligible Universe

To be eligible for the CRSP US Total Market Index, the securities must meet the following criteria:

•	the securities must be listed on NYSE, NYSE MKT, NASDAQ or NYSE Arca;

•	the securities must be common stocks, REITs, shares of beneficial interest (excluding funds) or Berkshire Hathaway A & B shares; and

•

the company issuing the securities must generally be currently incorporated or headquartered in the U.S.; however, securities of companies located in U.S. territories, tax havens and domiciles of convenience may also be considered for inclusion in the CRSP US Total Market Index based on factors including the percentage of U.S. revenue and asset location, U.S. employees, the primary exchange, inclusion in domestic portfolios, market input and stated geographic business focus in company documents.

Eligibility status is reviewed quarterly on each ranking date (as discussed below). Data for the review is collected as of the previous quarter end.

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Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

The Vanguard Total Stock Market Index Fund (Continued)

Investability Screens

Once the eligible securities are identified, investability screens are applied quarterly on the ranking date (the first Friday of each of March, June, September and December) to determine the constituents of the CRSP US Total Market Index as of the following reconstitution date (the third Friday of each of March, June, September and December), as follows:

•	minimum total market capitalization: the company must have more than $10 million total market capitalization;

•	float shares requirement: the number of a company’s float shares (those readily available for trading) must be greater than 10% of the total shares outstanding;

•	minimum trading volume: the average of the adjusted trading volume over the last 125 days divided by float shares on the ranking date must be at least 0.0008; and

•	consecutive trading days requirement: the securities must not have a sequence of 10 consecutive non-trading days during the previous quarter.

In addition, initial public offerings (“IPOs”) that have traded regular-way for at least 20 trading days, or are within the top 85% (ranked by total market capitalization) of the eligible securities, and have traded regular-way for at least 5 trading days, are included.

Index Calculation

The CRSP US Total Market Index is weighted by float-adjusted market capitalization, rather than total shares outstanding, reflecting the availability of shares from the perspective of U.S. domestic investors. Float-adjusted market capitalization is equal to float shares outstanding times price. The estimate of readily available shares (free float) is calculated by subtracting the number of restricted shares (e.g., shares held by insiders and inactive shareholders) from the total number of shares issued for a particular company. Restricted shares include but are not limited to shares held by board members, directors and executives (insiders), government holdings, employee-held shares, shares held by corporations not actively managing money and other unavailable shares.

Index Levels

The level of the CRSP US Total Market Index was set to 1000.00 on April 1, 2011. The level of the CRSP US Total Market Index is calculated by applying the return on the portfolio of the securities included in the CRSP US Total Market Index since the last index calculation to the last calculated index level. The return on the portfolio is calculated as the weighted average of the returns for the individual securities in the portfolio.

The CRSP US Total Market Index is value-weighted. In a value-weighted portfolio, the weight assigned to each security’s return is its market capitalization in the CRSP US Total Market Index divided by the total market capitalization of the CRSP US Total Market Index. Company weight is the sum of the weights of all securities of the same company.

CRSP defines the market value of a security as the product of its start-of-day price and its number of float shares outstanding held in the CRSP US Total Market Index on the trading day. Start-of-day prices are set from yesterday end-of-day prices and already known distribution values and split factors. The number of float shares outstanding held for a security in the CRSP US Total Market Index is set based on the float shares outstanding on the ranking day, multiplied by the holdings multiplier for the security set during ranking, as adjusted by holdings rules thereafter.

Security Returns

The CRSP US Total Market Index is a total return index and takes into account all distributions to shareholders and reinvests all cash dividends. Dividends are reinvested in the security on the ex-distribution date. The security return is set to -66.0 if there is a valid current price, but no valid start-of-day price due to first day of trading. The security return is set to -99.0 if there is no valid current price.

Index Maintenance

Holdings of securities in the CRSP US Total Market Index may be changed due to shares outstanding or float changes resulting from splits and reverse splits; secondary offerings; mergers and acquisitions; rights offerings; and changes based on corporate filings.

If a corporate action or shares event is not final or known before 1:30 p.m. Central Time, it will not change holdings in the CRSP US Total Market Index for the next day. However, if CRSP receives a late (after 2:30 p.m. Eastern Time) cap-neutral shares change announcement, such as a split or stock dividend, index shares changes will be effective the next business day.

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Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

The Vanguard Total Stock Market Index Fund (Continued)

Splits and Reverse Splits

Holdings are increased or decreased on the ex-date by the same ratio as the split factor, regardless of the magnitude of the split.

Secondary Offerings

Changes in index holdings resulting from primary or secondary equity offerings representing at least 5% of the security’s number of shares held in the CRSP US Total Market Index are implemented as of the close of the first trading day of the new shares. Increases in the number of shares due to primary or secondary equity offerings are generally implemented as of the close of the first trading day of the new shares (two trading days after the issue is priced) if all necessary information is available before 1:30 p.m. Central Time the day after the issue is priced and the 5% threshold is met. Otherwise, the event is implemented on the next regularly scheduled ranking day.

Mergers and Acquisitions

If a merger or acquisition results in an increase of the shares outstanding or float shares of the acquiring company, then its holdings are increased on the effective date (i.e., the first date of trading of the combined entity).

Rights Offerings

Shares outstanding and float shares are not changed directly by a rights offering, but any changes are applied as they appear in updates from CRSP’s data vendors.

Changes Reported in Corporate Filings

Any shares outstanding or float shares changes not directly attributed to a single corporate action on a single day (e.g., buybacks, exercised options, rights offerings, and unreported secondary offerings) but reported in corporate filings are applied at the next quarterly ranking. New shares outstanding or float shares amounts are applied at the next quarterly ranking and review process.

Exchange Delistings and Drops

Delists due to Mergers and Acquisitions. A security that delists due to an exchange of its stock as part of a merger or acquisition is removed from the CRSP US Total Market Index. If the merger or acquisition event is finalized before 1:30 p.m. Central Time on the last day before the effective date of the action, the security is removed at the end of that day. If the merger or acquisition event is finalized after 1:30 p.m. Central Time on the last day before the effective date of the action, then the security is kept in the CRSP US Total Market Index until the exchange confirms the security’s delisting.

Delists due to Halts. If the security is halted at ranking, the security is removed at the next reconstitution.

Delists due to Exchange Action. A security that delists from a major exchange due to performance reasons is removed from the CRSP US Total Market Index. If notification is given of a security delisting before 1:30 p.m. Central Time on its last day of trading, the security is removed at the end of its last day. If there is exchange notification of a delisting after 1:30 p.m. Central Time on the day prior to the delisting, the security is held in the CRSP US Total Market Index until a trade occurs, which usually happen on a secondary exchange such as the Pink Sheets or the OTCBB. If a trade occurs on a non-primary exchange before 1:30 p.m. Central Time on a day after the delisting, the security is removed at the closing price of that day. If a trade occurs on a non-primary exchange after 1:30 p.m. Central Time on a day after delisting, the security will be held an additional trading day and removed at the close of that trading day, at either a trading price on that trading day, or if a price is not found, at a price carried forward from the day the trade occurred. If the security does not trade on a non-primary exchange by the end of the 11th day after the delisting date, the security is removed at a price of zero.

Delists due to Liquidation. A security that delists due to a liquidation is removed from the CRSP US Total Market Index. If a plan of liquidation is announced before 1:30 p.m. Central Time on a day while still trading on a major exchange, the security is removed at the end of the last day before it is delisted. If a liquidation is announced after 1:30 p.m. Central Time on a day when a security is still trading on a major exchange, then the security is kept in the CRSP US Total Market Index until a final valuation can be assigned to the security. If trading continues on a secondary exchange, then the security is dropped as soon as a price is found, using the same rules as “—Delists due to Exchange Action” described above. If trading does not continue on a secondary exchange, then the security is dropped as soon as final liquidation payments are announced, using the same rules as “—Delists due to Mergers and Acquisitions” described above. Partial liquidation payments after delisting are applied as they are paid, up through the end of the 11th day after delisting. If no final payment is paid by the 11th day, the security is dropped at a price of zero.

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Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

The Vanguard Total Stock Market Index Fund (Continued)

Bankruptcy. If a company declares bankruptcy, its securities remain in the CRSP US Total Market Index as long as trading is not halted and securities remain listed on an eligible exchange. Securities for bankrupt companies are evaluated at quarterly rankings on the same criteria as all other securities.

Initial Public Offerings

If the IPO’s market capitalization is within the top 85% market capitalization of all securities that meet the eligibility criteria described above, it is added to the CRSP US Total Market Index on its 6th trading day. All other IPOs that have traded for at least 20 trading days at ranking will be considered for inclusion on the next reconstitution date. If a pre-existing company issues a new share class independent of any distributions, then the new security is treated as an IPO.

Dividends

Due to the recent industry concerns over the LIBOR rate, CRSP will temporarily suspend the practice of discounting dividends. Prices are adjusted for special dividends, which results in lower returns than would otherwise be reflected.

Index Announcement Policy

Ranking Procedure and Ranking Results

Announcements regarding ranking procedure and results are made at the start of day on ranking day (i.e., on the first Friday of each March, June, September and December) to those subscribers who are engaged in direct funds management. Other classes of subscribers will get this information on an appropriately determined delay.

Two month advance notice will be given prior to changing the ranking or reconstitution date. The ranking and reconstitution calendar is published one year in advance. As much notice as possible will be given for unexpected changes.

Corporate Actions

All changes resulting from corporate actions that affect the constituents of the CRSP US Total Market Index are announced when an effective date is known. Once all details for the change have been finalized, CRSP will send a confirmed announcement to its clients prior to the effective date. Should a corporate action be cancelled after it has been announced, CRSP will announce this as early as possible. Similarly, should a modification or correction be needed to an event that was previously announced as “confirmed,” CRSP will announce the modification or correction as early as possible.

Exchange Closures

If the primary exchanges close or cancel trading due to unforeseen circumstances, CRSP will not produce index results for that day. The index levels will continue from the last complete day of trading. If the closing is known at least one day in advance, corporate actions originally declared effective for the closed day or days will take effect on the day when the markets reopen. Normal index notifications will occur on the trading day before the closing.

If no notice is available, the index holdings on the trading day when markets reopen will remain as originally announced. The index holdings will be carried forward from the end of the day prior to the closed date. All corporate actions affecting the index securities declared to be effective on a closed day or the first day after reopening will be re-dated to the day after trading resumes. Index holdings changes will take place after the close of the reopening day.

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Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

The Vanguard Total Stock Market Index Fund (Continued)

Historical Information

We obtained the closing prices listed below from Bloomberg Financial Markets (“Bloomberg”) without independent verification. You can obtain the value of the Fund at any time from Bloomberg under the symbol “VTI” or from the Vanguard Group, Inc. website at www.vanguard.com. No information contained on the Vanguard Group, Inc. website is incorporated by reference into this pricing supplement.

The following graph sets forth daily closing prices of the Fund for the period from January 1, 2003 to July 29, 2013. The closing price on July 29, 2013 was $87.24.

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Market Linked Notes

Notes Linked to the Vanguard Total Stock Market Index Fund due March 6, 2020

The Vanguard Total Stock Market Index Fund (Continued)

The following table sets forth the high and low closing prices, as well as end-of-period closing prices, of the Fund for each quarter in the period from January 1, 2003 through June 30, 2013 and for the period from July 1, 2013 to July 29, 2013.

	High	Low	Last
2003
First Quarter	$43.19	$39.10	$40.30
Second Quarter	$47.77	$41.01	$47.08
Third Quarter	$49.75	$46.09	$49.38
Fourth Quarter	$51.89	$50.31	$51.62
2004
First Quarter	$55.98	$52.77	$54.61
Second Quarter	$55.54	$52.02	$55.23
Third Quarter	$54.76	$51.13	$53.90
Fourth Quarter	$59.30	$53.24	$59.11
2005
First Quarter	$59.88	$56.56	$57.43
Second Quarter	$59.76	$55.45	$58.72
Third Quarter	$61.50	$58.70	$60.67
Fourth Quarter	$63.17	$57.80	$61.67
2006
First Quarter	$65.17	$62.53	$64.71
Second Quarter	$66.30	$60.70	$63.18
Third Quarter	$65.92	$61.04	$65.72
Fourth Quarter	$70.82	$65.53	$70.05
2007
First Quarter	$72.76	$68.21	$70.70
Second Quarter	$76.75	$70.89	$74.68
Third Quarter	$77.21	$69.77	$75.60
Fourth Quarter	$77.75	$69.91	$72.58
2008
First Quarter	$71.71	$63.27	$65.43
Second Quarter	$71.09	$64.09	$64.09
Third Quarter	$65.63	$56.88	$59.23
Fourth Quarter	$58.29	$37.18	$44.74
2009
First Quarter	$46.40	$33.70	$39.55
Second Quarter	$47.79	$40.42	$46.27
Third Quarter	$54.61	$44.12	$53.59
Fourth Quarter	$57.05	$51.86	$56.37
2010
First Quarter	$60.09	$53.56	$59.59
Second Quarter	$62.46	$52.56	$52.56
Third Quarter	$58.59	$52.08	$58.37
Fourth Quarter	$65.04	$58.13	$64.93
2011
First Quarter	$69.54	$65.22	$68.71
Second Quarter	$70.70	$65.60	$68.40
Third Quarter	$70.26	$57.35	$57.68
Fourth Quarter	$65.95	$55.79	$64.30
2012
First Quarter	$72.80	$65.21	$72.26
Second Quarter	$72.87	$65.54	$69.70
Third Quarter	$75.50	$68.35	$73.65
Fourth Quarter	$74.73	$69.37	$73.29
2013
First Quarter	$80.96	$75.01	$80.89
Second Quarter	$86.21	$79.22	$82.70
July 1, 2013 to July 29, 2013	$87.72	$83.28	$87.24

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